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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                Kitty Hawk, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   498326 10 7
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                                 (CUSIP Number)

                                Mr. George Kelsey
                            Kelsey Law Offices, P.C.
                        2395 S. Huron Parkway, Suite 200
                            Ann Arbor, Michigan 48104
                                 (734) 973-1222
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 17, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO. 498326 10 7                                          PAGE 2 OF 5 PAGES
                                                                   ---  ---
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Conrad A. Kalitta
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

        N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
        N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,099,150
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,099,150
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               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,099,150
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
        N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.5%
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14   TYPE OF REPORTING PERSON

        IN
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Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value per share ("Common Stock"), of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.  Identity and Background

(a)      Conrad A. Kalitta.

(b)      2702 N. I-94 Service Drive, Ypsilanti, Michigan 48197.

(c)      Mr. Kalitta is a Director of the Company.

(d) Mr. Kalitta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Kalitta has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kalitta is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the beneficial ownership of and voting power of Mr. Kalitta arising solely by virtue of the execution of a Separation Agreement (the "Separation Agreement") which terminated all voting rights of Mr. Kalitta and M. Tom Christopher over shares of Common Stock held by each other. Prior to the execution of the Separation Agreement, Messrs. Kalitta and Christopher had agreed to vote their shares of Common Stock for the election of certain persons to the Company's Board of Directors and as officers of the Company.

Item 4.  Purposes of the Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

              (a) Mr. Kalitta beneficially owns directly an aggregate of 4,099,150 shares of Common Stock which represents approximately 24.5% of the outstanding shares of Common Stock on May 8, 1998.

              (b) Mr. Kalitta has sole voting power over 4,099,150 shares of Common Stock and does not share voting power over any shares of Common Stock. Mr. Kalitta has sole dispositive


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                      power over 4,099,150 shares of Common Stock and does not
                      share dispositive power over any shares of Common Stock.

              (c) In the past 60 days, Mr. Kalitta has not engaged in any transactions in respect of shares of Common Stock.

              (d) Mr. Kalitta does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by him.

              (e)     Not applicable.

Item 6. Contracts, Arrangements Understandings or Relations with Respect to Securities of the Issuer.

Pursuant to the Separation Agreement, Mr. Kalitta has certain demand registration rights related to the Common Stock through no later than June 30, 1999. In addition, pursuant to an escrow agreement, Mr. Kalitta has escrowed 650,000 shares of Common Stock to satisfy certain indemnification obligations to the Company.

Item 7.  Material to be filed as Exhibits.

7.1 Separation Agreement, dated as of April 17, 1998, by and among M. Tom Christopher, Conrad A. Kalitta, Kitty Hawk, Inc. and others.

                                    * * * * *


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    May 29, 1998


                                            /s/ CONRAD A. KALITTA
                                            ------------------------------------
                                            Conrad A. Kalitta

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                               INDEX TO EXHIBITS


Exhibit
Number              Description
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 7.1                Separation Agreement, dated as of April 17, 1998, by and
                    among M. Tom Christopher, Conrad A. Kalitta, Kitty Hawk,
                    Inc. and others